April 4, 2008

Jessica Plowgian, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington D.C. 20549

Re:   Comtech Telecommunications Corp.

Form 10-K for fiscal year ended July 31, 2007
Filed September 19, 2007
File No. 0-07928

Dear Ms. Plowgian:

This firm represents Comtech Telecommunications Corp. (“Comtech”).

With reference to the letter dated April 3, 2008 from Michele Anderson, Legal Branch Chief, to Mr. Fred Kornberg, Chief Executive Officer and President of Comtech, concerning Comtech’s Annual Report on Form 10-K/A referenced above (the “Staff Letter”), this is to confirm that, in accordance with our telephone conversation this afternoon, Comtech will submit its response to Ms. Anderson by May 5, 2008.

Very truly yours,

/s/Robert A. Cantone

Robert A. Cantone

cc: Mr. Fred Kornberg